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                              May 20, 2021

       Michael Tattersfield
       Chief Executive Officer
       Krispy Kreme HoldCo, Inc.
       2116 Hawkins Street
       Charlotte, North Carolina 28203

                                                        Re: Krispy Kreme, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted April 23,
2021
                                                            File No. 377-04723

       Dear Mr. Tattersfield:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       Other Financial Data and Key Performance Indicators, page 21

   1. Please explain to us in detail why you believe the adjustment for store pre-opening costs and related costs used
in calculating Adjusted EBITDA and Adjusted Net Income is
                                                        appropriate in light of
your growth strategy. Please refer to Question 100.01 of the SEC
                                                        Staff's Compliance and
Disclosure Interpretations on Non-GAAP Financial Measures. In
                                                        addition, please expand
the title of the tabular disclosure on page 21 to include "Non-
                                                        GAAP financial
measures."
   2. We note that you have included "tax specific adjustments" as a reconciling line item to
                                                        Adjusted Net Income,
and have described it as containing valuation allowances associated with tax attributes
primarily attributable to non-recurring expenses and/or an uncertain tax
 Michael Tattersfield
Krispy Kreme HoldCo, Inc.
May 20, 2021
Page 2
         position unrelated to ongoing operations. Please provide us with a detailed list, including associated valuation allowance and robust description, of each major category of expense included in the line item, whether these expenses were paid in cash, and why you consider them non-recurring and not related to ongoing operations. Further, explain why these adjustments do not result in a non-GAAP financial measure that is misleading and/or do not substitute individually tailored recognition and measurement methods for those of
         GAAP. Refer to Questions 100.01 and 100.04 of the SEC Staff's
Compliance
         and Disclosure Interpretations on Non-GAAP Financial Measures.
Use of Proceeds, page 55

3. We note that you disclose the interest rates and maturity dates of the Related Party Notes on page 128. In this section, please disclose the interest rates and maturity dates of the other indebtedness you intend to repay with proceeds of this offering. See Instruction No.
         4 to Item 504 of Regulation S-K. Also, it appears that you currently are unable to identify the principal purposes for which the proceeds will be used and the approximate amount intended for each such purpose; accordingly, please revise this section to discuss the principal reasons for the offering. Refer to Item 504 of Regulation
S-K.
Capitalization, page 57

4. Total capitalization as of January 3, 2021 in the tabular disclosure appears to count total stockholder's equity twice. Please revise.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Factors Affecting Our Results and Prospects
Expand Our Omni-Channel Network in New and Existing Markets, page 66

5. We note your disclosures regarding "global points of access" as a key performance indicator throughout the filing. Please expand your disclosures here to include or clarify the following information:

                How it is calculated, including any estimates or assumptions underlying the metric or its calculation;

                The reasons why the metric provides useful information to investors; and

                How management uses the metric in managing or monitoring the performance of the business.

       For guidance, refer to SEC Release No. 33-10751 on the Commission Guidance on
FirstName LastNameMichael Tattersfield
       Management   s Discussion and Analysis of Financial Condition and
Results of Operations.
Comapany    NameKrispy
       In addition, pleaseKreme
                           expandHoldCo,  Inc.disclosure to quantify separately
your global points
                                  the tabular
May 20,of2021
          access by operational
               Page  2          model (i.e. company-owned and franchised).
FirstName LastName
 Michael Tattersfield
FirstName  LastNameMichael
Krispy Kreme  HoldCo, Inc. Tattersfield
Comapany
May        NameKrispy Kreme HoldCo, Inc.
     20, 2021
May 20,
Page 3 2021 Page 3
FirstName LastName
Capital Resources and Liquidity
Debt
2019 Facility, page 80

6. We note that the reconciliation of the non-GAAP financial measure, 2019 Facility
         Adjusted EBITDA, starts with another non-GAAP financial measure, Adjusted EBITDA.
         Please revise the reconciliation to start with the most directly comparable financial measure calculated in accordance with GAAP. If you conclude this is not a liquidity measure, please explain. Please also disclose the actual or reasonably likely effects of compliance or non-compliance with the covenant on your financial condition and liquidity. Refer to Item 10(e)(1)(i)(B) of Regulation S-K and Question
102.09 of SEC
         Staff's Non-GAAP Financial Measures Compliance and Disclosure Interpretations.
Critical Accounting Policies and Estimates
Goodwill and Indefinite lived intangibles, page 83

7. Please provide information for investors to assess the probability of future goodwill impairment charges. For example, please disclose whether any of your reporting units are at risk of failing the quantitative impairment test or that the fair value of each of your reporting units are substantially in excess of carrying value and are not at risk of failing.
         If a reporting unit is at risk of failing, you should disclose:

                the percentage by which fair value exceeded carrying value at the date of the most recent test;

                the amount of goodwill allocated to the reporting unit;

                a more detailed description of the methods and key assumptions used and how the key assumptions were determined;

                a discussion of the degree of uncertainty associated with the assumptions; and

                a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

         Please refer to Item 303(b)(3) of Regulation S-K.
Business
The Joy of Krispy Kreme, page 85

8. You disclose, on page 86, that 64% of your doughnut sales in fiscal year 2020 were from your Original Glazed doughnut, and on page 96, that sales of doughnuts comprise approximately 93% of total domestic Krispy Kreme branded shop sales. Please tell us your consideration of disclosing these concentrations in revenue in accordance with ASC
         275-10-50. For guidance, refer to ASC 275-10-50-16 through 50-23.
 Michael Tattersfield
Krispy Kreme HoldCo, Inc.
May 20, 2021
Page 4
Compensation Discussion and Analysis, page 118

9. With respect to your annual bonus plans, please provide further disclosure regarding the manner in which you calculate the ratings of "Unacceptable,
Marginal,       Acceptable,
            Good,       Very Good (Target),    and    Excellent," and the
resulting payouts to the NEO's.
         For example, revise to quantify the net sales and Adjusted EBITDA bonus target amounts, as well as the net sales, Adjusted EBITDA and cash levels actually achieved by the company in 2020, and explain how the NEO's total bonus payouts are calculated based on the (non-)achievement of these targets at varying levels.
Certain Relationships and Related Party Transactions, page 128

10. Please revise this section to describe the material terms of the referenced agreements.
Notes to Consolidated Financial Statements
Note 16 - Revenue Recognition, page F-51

11. Please tell us your consideration of further disaggregating the Company shops, Sweet
         Treat Line and DFD line item. Refer to ASC 606-10-55-89 through 55-91.
Note 17 - Net Loss per Share, page F-52

12.      Please revise to include all required disclosures in ASC 260-10-50-1.
Note 18 - Segment Reporting, page F-53

13. We note your CODM does not review asset information by reportable segment and you did not disclose total assets by reportable segment. Please revise to disclose the reason why your CODM does not review asset information by reportable segment in accordance with ASC 280-10-50-26.
       You may contact Stephen Kim at 202-551-3291 or Adam Phippen at 202-551-3336 if
you have questions regarding comments on the financial statements and related matters. Please contact Charlie Guidry at 202-551-3621 or Lilyanna Peyser at 202-551-3222 with any other questions.



FirstName LastNameMichael Tattersfield                         Sincerely,
Comapany NameKrispy Kreme HoldCo, Inc.
                                                               Division of
Corporation Finance
May 20, 2021 Page 4                                            Office of Trade
& Services
FirstName LastName